Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Other Names Under Which Subsidiary Conducts Business	State or Other Jurisdiction of Incorporation or Organization

NPDV Resources, Inc.	N/A	Delaware

Chestnut Hill Reservoir Company	N/A	Connecticut

The Winthrop Corporation	N/A	Connecticut